UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: October 2020

Commission File Number: 001-38544

NAKED BRAND GROUP LIMITED

(Translation of registrant’s name into English)

c/o Bendon Limited, 8 Airpark Drive, Airport Oaks, Auckland 2022, New Zealand

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [  ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

Unregistered Sales of Equity Securities

On October 5, 2020, Naked Brand Group Limited (the “Company”) and its operating subsidiary, Bendon Limited (“Bendon”), entered into settlement agreements (the “Agreements”) with each of (i) Timothy D. Connell and (ii) William Gibson and Ivory Castle Limited (collectively, “Lenders”). Pursuant to the Agreements, the Company settled a dispute with the Lenders, as previously disclosed by the Company in its Form 6-K filed on July 8, 2020, in which the Lenders alleged that specific repayment terms were not met as promised and sought repayment of the debt.

Pursuant to the Agreements, the Lenders agreed to finally settle the dispute, and granted a general release and waiver of all claims in favor of the Company and its affiliates, in consideration for Bendon’s issuance to the Lenders of redeemable conversion shares with an aggregate value of US$3,789,654 (the “Bendon Conversion Shares”). The Bendon Conversion Shares constitute a separate share class in Bendon, confer no voting rights on the Lenders, have no rights to dividends or distributions by Bendon, have the right to receive an dividends declared and paid by the Company on an as-converted basis, are redeemable by Bendon at any time at a price of NZ$1,000 (US$662.90) per share and are redeemable by Bendon at a price of NZ$0.01 per share if a Lender’s Agreement is terminated.

The Bendon Conversion Shares are convertible into the Company’s ordinary shares at a conversion price equal to the closing market price of the Company’s ordinary shares on the trading day immediately preceding the date that the Lender or Bendon, as applicable, delivers a notice of conversion, subject to a floor of $0.05 per share (which minimum amount is subject to equitable adjustment for any share dividend, any subdivision or combination of share capital or any similar transaction), provided that The Nasdaq Stock Market has completed its review of the offering and not raised any objection thereto. Bendon’s right to require a Lender to convert its Bendon Conversion Shares into the Company’s ordinary shares commences three months after the date that the registration statement described below becomes effective. Bendon may not require more than US$100,000 Bendon Conversion Shares be converted on any day.

The Bendon Conversion shares are not convertible by a Lender or Bendon to the extent that, after giving effect to the issuance of the Company’s ordinary shares issuable upon such conversion, the Lender or any of its affiliates would beneficially own in excess of 4.9% of the total number of the Company’s outstanding ordinary shares.

Pursuant to the Agreements, the Company will, as soon as reasonably practicable, but in no event later than 30 days following October 5, 2020 (the “Effective Date”) file a registration statement covering the resale of the Company’s ordinary shares issuable upon conversion of the Bendon Conversion Shares. The registration statement will cover 150% of the number of shares issuable upon conversion of Bendon Conversion Shares, assuming for such purpose that a conversion notice had been delivered on the fifth business day prior to the initial filing of the registration statement. The Company must use its best efforts to have such registration statement declared effective as promptly as practicable thereafter.

The Bendon Conversion Shares and the Company’s ordinary shares issuable upon conversion thereof are being offering in a private placement to accredited investors pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act 0f 1933, as amended.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 5, 2020

NAKED BRAND GROUP LIMITED

By:	/s/ Justin Davis-Rice
Name:	Justin Davis-Rice
Title:	Executive Chairman

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